Exhibit 99.3

AVRICORE HEALTH INC.

Correction From Source

A correction from source is issued for the news release of even date. The news release has been corrected for the Warrant and Finder Warrant exercise prices. The corrected release follows:

Avricore Health Announces Amendment to Placement Terms

NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH US NEWSWIRE SERVICES

VANCOUVER – (GLOBE NEWSWIRE) – July 11, 2019 – Avricore Health Inc. (TSXV: AVCR, OTC: AVCRF) ("Avricore Health" or the "Company") announces that it has amended the terms of its non-brokered private placement offering (the "Private Placement") of units of the Company (the "Units") previously announced on June 5, 2019 to decrease the Unit offering price to $0.05 per Unit, increase the maximum number of Units issuable pursuant to the Private Placement to up to 30,000,000 Units and decrease the Warrant and Finder Warrant (as such terms are defined below) exercise prices to $0.15 per share.

Each Unit will consist of (i) one common share of the Company (a "Common Share") and (ii) one common share purchase warrant (a "Warrant"). Each Warrant will entitle the holder to acquire one additional Common Share at an exercise price of $0.15 for a period of 24 months from issuance.

The Company intends to use the proceeds of the Private Placement for working capital purposes and to expand the network of its HealthTab™ operating blood-chemistry analyzers located in community pharmacies in the Greater Toronto Area known as the Rapid Access, Safety Reporting System (RASTR). HealthTab™ is a point-of-care test offered to consumers on a commercially available blood-analyzer looking at areas ranging from blood sugar, liver, kidney to metabolic functions with the purpose of supplying the consumer valuable data on their health, while RASTR provides de-individualized data to life-science companies seeking real-world evaluations of treated populations. For more information please visit avricorehealth.com.

Securities issued under the Private Placement, including the Finder Warrants (as defined below), if any, will be subject to a hold period, which will expire four months and one day from issuance.

The Company may pay finder's fees in cash to certain qualified eligible persons assisting the Company in the Private Placement in an amount equal to 7% of the gross proceeds raised by such finders. The Company may also issue such number of finder warrants (the "Finder Warrants") to qualified eligible persons as is equal to 7% of the aggregate number of Units purchased by subscribers introduced to the Company by such finders. Each Finder Warrant will entitle the holder to acquire one Common Share at an exercise price of $0.15 for a period of 24 months from issuance.

This news release does not constitute an offer to sell or solicitation of an offer to sell any securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or any exemption from such registration is available.

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company's goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements: Information in this press release that involves Avricore Health's expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as "outlook," "will," "could," "would," "might," "remains," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "plan," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming," and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the Private Placement and the expected timing thereof; the Company's expected use of proceeds from the Private Placement; the integration of Molecular You's service offerings with the HealthTab platform; the unique features that the HealthTab platform offers to pharmacists and patients; and the anticipated benefits of the HealthTab/Molecular You combination to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health's management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in AvricoreNeither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:
Bob Rai, Director and CEO 604-247-2639
info@avricorehealth.com
www.avricorehealth.com